LoCorr Investment Trust
Amendment to Agreement and Declaration of Trust

The undersigned, Secretary of LoCorr Investment Trust hereby certifies that the following resolution was adopted by a majority of the members of the Board of Trustees of LoCorr Investment Trust, an Ohio business trust (the "Trust") by written consent, in lieu of a meeting:

RESOLVED, that the first paragraph of Section 4.2 is amended, in relevant part, to read as follows: "Without limiting the authority of the Trustees set forth in Section 4.1 to establish and designate any further Series, the Trustees hereby establish and designate the Series of Shares: the "LoCorr Managed Futures Strategy Fund" and the "LoCorr Long/Short Commodities Strategy Fund (each a "Fund" and together the "Funds") and three Classes of each Fund: "Class A", "Class C" and "Class I". The Shares of these Series and any Shares of any further Series or Class that may from time to time be established and designated by the Trustees shall (unless the Trustees otherwise determine with respect to some further Series or Class at the time of establishing and designating the same) have the following relative rights and preferences:"

December 19, 2011

/s/ Jon C. Essen
Jon C. Essen
Secretary